SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(l)

of the Securities Exchange Act of 1934

Genesee & Wyoming Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Shares of Class A Common Stock, $0.01 par value

(Title of Class of Securities)

371559

(CUSIP Number of Class of Securities Underlying Options to Purchase Shares of Class A Common Stock)

Allison M. Fergus, Esq.

General Counsel and Secretary

Genesee & Wyoming Inc.

66 Field Point Road

Greenwich, Connecticut 06830

(203) 629-3722

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Avrohom J. Kess, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017-3954

(212) 455-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$2,938,969	$90.23

*	This amount assumes that 162,917 options to purchase a total of 162,917 shares of Class A common stock of Genesee & Wyoming Inc. having an aggregate value of $2,938,969 as of June 11, 2007 will be accepted for amendment pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $30.70 for each $1,000,000 of the value of the transaction. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$90.23
Form or Registration No.:	TO –I
Filing party:	Genesee & Wyoming Inc.
Date filed:	June 14, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

This Amendment No. 1 (this “Amendment”) amends the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Genesee & Wyoming Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on June 14, 2007. Pursuant to the Offer to Amend, which is filed as Exhibit (a)(1)(a) to the Schedule TO (the “Offer to Amend”), the Company is offering to amend certain options to purchase shares of the Company’s common stock which were granted under any of the Company’s 1996 Stock Option Plan and the Company’s Amended and Restated 2004 Omnibus Incentive Plan and: (i) have exercise prices per share that were less, or may have been less, than the fair market value per share of the common stock underlying the option on the option’s deemed grant date, (ii) were unvested, either in whole or in part, as of December 31, 2004, (iii) are outstanding (unexercised) as of the last date on which the offer remains open for acceptance and (iv) are held by employees of the Company who are subject to income taxation in the United States.

Except as amended and supplemented hereby, all disclosures set forth in the Schedule TO and the exhibits thereto, including all terms of the Offer to Amend, remain unchanged.

This Amendment amends and supplements the Schedule TO as follows:

a) The last sentence in the second paragraph on page 1 is deleted in its entirety and replaced with the following sentence:

“The Offer is not being made to any current or former executive officer or director of the Company.”

This Amendment further amends and supplements the Offer to Amend as follows:

a)	The last sentence in the third paragraph on page 1 is deleted in its entirety and replaced with the following sentence:

“The offer is not being made to any of our current or former executive officers or directors.”

b)	The last sentence under the definition for “eligible employee” on page 7 under the heading “Summary Term Sheet and Questions and Answers – Q1. – What is the offer” is deleted in its entirety and replaced with the following sentence:

“None of our current or former executive officers or directors are eligible employees.”

c)	The last sentence under the definition for “executive officers” on page 7 under the heading “Summary Term Sheet and Questions and Answers – Q1. – What is the offer” is deleted in its entirety.

d)	The first sentence on page 7 under the heading “Summary Term Sheet and Questions and Answers – Q2. – Why is the Company making this offer” is deleted in its entirety and replaced with the following sentence:

As part of a review of our option granting process on behalf of and under the supervision of our audit committee, we have determined that certain options granted on July 31, 2003 and May 18, 2005 were or may have been issued with an exercise price less than the fair market value of the underlying stock on the date of grant.

e)	The second and third sentences of the first paragraph on page 18 under the heading “The Offer – 1. Eligibility” are deleted in their entirety and replaced with the following sentence:

“None of our current or former executive officers or directors are eligible employees.”

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f)	The third sentence of the first paragraph on page 20 under the heading “The Offer – 3. Purpose of the offer” is deleted in its entirety and replaced with the following sentence:

As part of a review of our option granting process on behalf of and under the supervision of our audit committee of our board of directors, we have determined that certain options granted on July 31, 2003 and May 18, 2005 were or may have been issued with an exercise price less than the fair market value of the underlying stock on the date of grant.

g)	The third sentence of the second paragraph on page 27 under the heading “The Offer – 11. Interests of directors and executive officers; transactions and arrangements concerning the options; agreements concerning the options” is deleted in its entirety and replaced with the following sentence:

“No current or former director or executive officer owns any eligible options or will participate in this Offer to Amend.”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Genesee & Wyoming Inc.

/s/ Allison M. Fergus
Allison M. Fergus
General Counsel and Secretary

Date: June 26, 2007